UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF

1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13

AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-81262-02

GE Capital Commercial Mortgage Corporation

(Exact name of registrant as specified in its charter)

292 Long Ridge Road, Stamford, CT. 06927

(203) 357-4000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Commercial Mortgage Pass-Through Certificates, Series 2002-2

(Title of each class of securities covered by this Form)

Not Applicable

(Titles of all other classes of securities for which a duty

to file reports under section 13(a)or 15(d) remains)

Please place an X in the box/s to designate, the appropriate rule provision(s) relied upon to terminate or suspend the

duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12h-3(b)(1)(i)

Rule 12g-4(a)(1)(ii) Rule 12h-3(b)(1)(ii)

Rule 12g-4(a)(2)(i) Rule 12h-3(b)(2)(i)

Rule 12g-4(a)(2)(ii) Rule 12h-3(b)(2)(ii)

Rule 15d-6 X

Approximate number of holders of record as of the certification or notice date: 36

Pursuant to the requirements of the Securities Exchange Act

of 1934, GE Capital Commercial Mortgage Corporation

has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LaSalle Bank National Association in its capacity

as Trustee under the Pooling and Servicing Agreement on

behalf of GE Capital Commercial Mortgage Corporation

Registrant

By: /s/ Russell M. Goldenberg

Name: Russell M. Goldenberg

Title: Group Senior Vice President

Date: January 10, 2003

.